Exhibit 12.1
APTIV PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2017	2016	2015	2014	2013
	(dollars in millions)
Income from continuing operations before income taxes and equity income	$1,255	$1,000	$997	$1,052	$972
Cash dividends received from non-consolidated affiliates and other	(31)	(26)	(28)	(43)	(23)
Portion of rentals deemed to be interest	33	28	29	33	30
Interest and related charges on debt	140	228	182	165	177
Earnings available for fixed charges	$1,397	$1,230	$1,180	$1,207	$1,156

Fixed charges:
Portion of rentals deemed to be interest	$33	$28	$29	$33	$30
Interest and related charges on debt	140	228	182	165	177
Total fixed charges	$173	$256	$211	$198	$207

Ratio of earnings to fixed charges	8.1	4.8	5.6	6.1	5.6